EX-1.30 31 exhibit1-30.htm EXHIBIT 1.30

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

October 23, 2017

Item 3.	News Release

A news release issued on October 23, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. and Radient Technologies Inc. (“Radient”) announced extension towards finalizing agreement.

Full Description of Material Change

Aurora Cannabis Inc. and Radient Technologies today announced that further to the companies’ joint press release of June 5, 2017, both parties have agreed to a 17-day extension, through November 6, 2017, on the 140-day term under which Aurora was granted certain exclusive rights to negotiate with Radient in respect to the acquisition of certain exclusive rights to use Radient's technology and processes, as further set out in the original memorandum of understanding, dated December 13, 2016. Good progress has been made towards finalizing the agreement, and both parties have agreed that the inclusion in the negotiations of certain additional items warrants an extension to the original 140-day term.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED October 23, 2017.

October 23, 2017	TSX:ACB	TSXV: RTI

Aurora Cannabis and Radient Technologies Announce Extension
Towards Finalizing Agreement

VANCOUVER, B.C & EDMONTON, ALBERTA, October 23, 2017 - Aurora Cannabis Inc. (“Aurora”) (TSX: ACB) and Radient Technologies Inc. (“Radient”) (TSXV: RTI) (collectively “the Corporations”), today announced that further to the companies’ joint press release of June 5, 2017, both parties have agreed to a 17-day extension, through November 6, 2017, on the 140-day term under which Aurora was granted certain exclusive rights to negotiate with Radient in respect to the acquisition of certain exclusive rights to use Radient's technology and processes, as further set out in the original memorandum of understanding, dated December 13, 2016. Good progress has been made towards finalizing the agreement, and both parties have agreed that the inclusion in the negotiations of certain additional items warrants an extension to the original 140-day term.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). Aurora operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", is currently constructing a second 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal's West Island.

In addition, Aurora holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. Aurora offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the- art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB". Visit www.auroramj.com for more information.

About Radient

Radient extracts natural compounds from a range of biological materials using its proprietary MAPTM natural product extraction technology platform which provides superior customer outcomes in terms of ingredient purity, yield, and cost. From its initial 20,000 square foot manufacturing plant in Edmonton, Alberta, Radient serves market leaders in industries that include pharmaceutical, food, beverage, natural health, personal care and biofuel markets. Visit www.radientinc.com for more information.

On behalf of the Board of Directors,
RADIENT TECHNOLOGIES INC.
Denis Taschuk, CEO
AURORA CANNABIS INC.
Terry Booth, CEO

Further Information:

For Aurora:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	+1.416.848.1397
cam@auroramj.com	mlakmaaker@national.ca

For Radient:

Denis Taschuk	Mike Cabigon
Chief Executive Officer	Chief Operating Officer
+1.780.465.1318	+1.780.465.1318
dtaschuk@radientinc.com	mcabigon@radientinc.com

Information set forth in this news release contains forward-looking information and statements that are based on assumptions as of the date of this news release. These statements reflect management’s current estimates, beliefs, intentions and expectations. They are not guarantees of future performance. The terms and phrases "goal", "commitment", "guidance", "expects", "would", "will", "continuing", "drive", "believes", "indicate", "look forward", "grow", "outlook", "forecasts", “intend”, and similar terms and phrases are intended to identify these forward-looking statements. The Corporations caution that all forward looking information and statements are inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Corporations’ control. Such factors include, among other things: risks and uncertainties relating to the Corporations’ ability to finalize the terms of the proposed agreement. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward looking information. Except as required under applicable securities legislation, the Corporations undertake no obligation to publicly update or revise forward-looking information.

Neither TSX nor TSX Venture Exchange nor their Regulation Services Providers (as that term is defined in the policies of the respective Exchanges) accepts responsibility for the adequacy or accuracy of this release.